Filed Pursuant to Rule 433

Registration No. 333-122265

July 26, 2006

BUY.COM® REPORTS 32% REVENUE INCREASE FOR SECOND QUARTER 2006

2nd Quarter Gross Profit Increases 55% Year-over-Year

ALISO VIEJO, Calif., July 25, 2006 - Buy.com, the Internet Superstore™, today reported revenues of $101.8 million for the quarter ended June 30, 2006, an increase of 32% from revenues of $77.0 million in the second quarter of 2005. Revenues for the six months ended June 30, 2006 were $201.7 million, an increase of 33% over the 2005 period. New customers in the first half of 2006 increased 38% over the prior year period. At the end of June 2006, the company reported cumulative customers in excess of 8.7 million.

For the 2006 second quarter, gross profit increased 55% to $11.9 million from $7.7 million in the second quarter of 2005. Gross profit as a percent of revenues increased 170 basis points to 11.7% compared to 10.0% reported in the second quarter of 2005. For the six months ended June 30, 2006, the company reported gross profit of $24.2 million, an increase of 54% over the $15.7 million in gross profit reported in the 2005 period. Gross profit as a percent of revenues for the first half of 2006 increased 160 basis points to 12.0% compared to 10.4% reported in the year ago period.

For the quarter ended June 30, 2006, the company reported an operating loss of $2.9 million compared to an operating loss of $2.8 million in the 2005 quarter. For the six months ended June 30, 2006, the company’s operating loss was $5.6 million, an improvement of $845,000 from the $6.4 million operating loss reported in the first half of 2005. The net loss for the 2006 second quarter was $3.1 million compared to a net loss of $2.1 million in the second quarter of 2005. For the six months ended June 30, 2006 the company reported a net loss of $5.8 million compared to a net loss of $6.3 million in the 2005 period. The net losses for the second quarter and six months ended June 30, 2005, benefited from a one-time non-operating gain of $1.3 million. The net losses for the first quarter and six months ended June 30, 2006, benefited from a one-time non-operating gain of $274,000.

“During the second quarter and first half of 2006, we saw a continuation of increased growth in revenues, gross profit and new customers over the same periods of 2005,” said Neel Grover, CEO of Buy.com.

In April 2006, the company launched its Canadian web site www.ca.buy.com for the sale of products to customers in Canada, its first step in expanding its business internationally. In addition, in May 2006, the company launched BuyTV, a broadband interactive shopping program showcasing the latest entertainment and technology products.

“In the second half of the year we plan to continue to focus on opportunities to enhance the customer’s shopping experience on our web site,” continued Grover.

About Buy.com

Buy.com is a leading e-commerce company focused on providing its customers with a positive shopping experience and a broad selection of high-quality technology and entertainment retail goods at competitive prices. Buy.com offers over 2 million products in a range of categories including consumer electronics, computer hardware and software, cell phones, books, music, videos, games, digital music downloads, toys and sporting goods. Individuals and businesses can shop quickly and easily at Buy.com 24 hours a day, 7 days a week. Buy.com, founded in June of 1997, is located in Aliso Viejo, California. Buy.com® and The Internet SuperstoreTM are trademarks of Buy.com Inc. Buy.com currently competes with a variety of companies that can be divided into two broad categories: (i) multi-category retailers such as Amazon.com, Overstock.com and Wal-Mart and (ii) specialty retailers or manufacturers such as Best Buy, Circuit City, CompUSA and Dell.

Buy.com has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Buy.com has filed with the SEC for more complete information about Buy.com and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, the prospectus relating to this offering is available by clicking on the following link:

http://www.sec.gov/Archives/edgar/data/1097070/000119312506121282/ds1a. htm

Cautionary Statement

This news release contains forward-looking statements that are based on our current beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “proposed,” “should,” “will,” and similar expressions intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements represent beliefs and assumptions only as of the date of this news release, and we assume no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

For media inquiries, contact:

Shaila Arora

Thinkbig Media for Buy.com

Phone: 949-330-6065

Mobile: 310-749-5006

shaila@thinkbigmedia.com